Technology Funding
                                              1107 Investment Boulevard
                                              El Dorado Hills, California 95762

March 2, 2005

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs:

Today, we are filing preliminary proxy statements for the tri-annual meetings of Limited Partners for our three venture capital funds, Technology Funding Partners III, L.P., Technology Funding Venture Partners IV, An Aggressive Growth Fund, L.P., and Technology Funding Venture Partners V, An Aggressive Growth Fund, L.P.

Please direct any questions you may have about the proxies to me at our Santa Fe office. You may reach me at 800-821-5323 or 505-982-2200. Thank you.

Sincerely,


Julie Anne Overton
Director, Communications